Exhibit 99.2

EXECUTION COPY

STERLITE INDUSTRIES (INDIA) LIMITED

and

SESA GOA LIMITED

and

WILMINGTON TRUST COMPANY,

as Trustee

and

CITIBANK, N.A.

as Securities Administrator

4.00% CONVERTIBLE SENIOR NOTES DUE 2014

SECOND SUPPLEMENTAL INDENTURE

dated as of August 9, 2013

to the

INDENTURE

dated as of October 29, 2009

as supplemented by the

FIRST SUPPLEMENTAL INDENTURE

dated as of October 29, 2009

EXECUTION COPY

SECOND SUPPLEMENTAL INDENTURE (this “Second Supplemental Indenture”), dated as of August 9, 2013, among (i) Sterlite Industries (India) Limited, a company incorporated under the laws of the Republic of India with its registered office at SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram P.O., Tuticorin, Tamil Nadu – 628 002, India (“Sterlite”), (ii) Sesa Goa Limited, expected to be renamed Sesa Sterlite Limited after the Effective Date (as defined herein), a company incorporated under the laws of the Republic of India, with its registered office at Sesa Ghor, 20, EDC Complex, Patto, Panaji, Goa – 403 001, India (“Sesa” or the “Successor Company”), (iii) Wilmington Trust Company, a banking corporation duly organized and existing under the laws of the State of Delaware, as trustee (the “Trustee”), and (iv) Citibank, N.A., a national banking association, as paying agent, registrar, conversion agent, security custodian and transfer agent (the “Securities Administrator”),

WITNESSETH:

WHEREAS, Sterlite has heretofore executed and delivered to the Trustee and the Securities Administrator the Base Indenture, dated as of October 29, 2009 (the “Base Indenture” and, as supplemented by the First Supplemental Indenture, dated as of October 29, 2009 (the “First Supplemental Indenture”) and, as further supplemented and amended by this Second Supplemental Indenture, the “Indenture”), providing for the issuance of unsecured debentures, notes, bonds or other evidences of indebtedness in an unlimited principal amount to be issued from time to time in one or more series as provided in the Base Indenture;

WHEREAS, Sterlite has heretofore executed and delivered to the Trustee and the Securities Administrator the First Supplemental Indenture to provide for the issuance of the Notes, the form, terms and conditions thereof as provided in the First Supplemental Indenture;

WHEREAS, pursuant to a Scheme of Amalgamation and Arrangement under Sections 391 to 394 read with Sections 78, 100 to 103 of the Indian Companies Act, 1956 amongst Sterlite, The Madras Aluminium Company Limited, Sterlite Energy Limited, Vedanta Aluminium Limited and Sesa Goa and their respective shareholders and creditors (the “Scheme”), among other things, Sterlite will be merged into the Successor Company and all of Sterlite’s assets, liabilities and its entire business undertaking will be vested in the Successor Company, as further described in the document setting forth the Scheme (the “Scheme Document”);

WHEREAS, pursuant to the Scheme, shareholders in Sterlite are to receive three Sesa shares for every five Sterlite shares held by such shareholder as of the applicable record date set forth in the Scheme Document, and holders of Sterlite ADSs (as defined below) are to receive three Sesa ADSs (as defined below) for every five Sterlite ADSs held as of the applicable record date set forth in the Scheme Document;

WHEREAS, the merger of Sterlite into the Successor Company shall be become effective upon the later of the dates on which the court orders sanctioning the Scheme are filed with the relevant Registrar of Companies in India, as further set forth in the Scheme Document (such point in time, the “Effective Date”);

WHEREAS, pursuant to the Scheme, the Notes shall be treated as notes issued by the Successor Company with the same rights and obligations and, upon the Effective Date, the Successor Company shall take over all contractual obligations of the Notes as if the Notes had been issued by the Successor Company, subject to the modification that, in the event a Noteholder exercises its option to convert the Notes into Sterlite ADSs before the maturity date of the Notes, such holder shall be entitled to such number of Sesa ADSs as it would have received if it had converted its Notes to Sterlite ADSs immediately prior to the record date for the Scheme and that a Noteholder wishing to receive Sesa ADSs in accordance with the share exchange ratio shall surrender the Notes, in accordance with the procedures set forth in the Indenture, to the Successor Company rather than to Sterlite;

WHEREAS, all acts and things necessary to make this Second Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms have been done and performed, and the execution and delivery of this Second Supplemental Indenture have been duly authorized in all respects;

EXECUTION COPY

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Sesa and Sterlite agree with the Trustee and the Securities Administrator for the equal and proportionate benefit of all Holders of the Notes from time to time, as follows:

ARTICLE 1

DEFINITIONS, INCORPORATION BY REFERENCE AND EFFECTIVENESS

Section 1.01 Relation to Base Indenture and First Supplemental Indenture. This Second Supplemental Indenture constitutes an integral part of the Base Indenture as supplemented by the First Supplemental Indenture. Save as expressly modified by this Second Supplemental Indenture, the Base Indenture, as supplemented by the First Supplemental Indenture, and the Notes shall continue in full force and effect.

Section 1.02 Definitions. For purposes of this Second Supplemental Indenture:

(a)	Capitalized terms used herein without definition shall have the meanings specified in the Base Indenture, as supplemented by the First Supplemental Indenture;

(b)	Headings are for convenience of reference only and do not affect interpretation;

(c)	Unless otherwise defined in the Base Indenture, the First Supplemental Indenture and this Second Supplemental Indenture or unless the context otherwise requires, all terms used therein and herein, as applicable, shall have the meanings assigned to them in the Trust Indenture Act; and

(d)	Unless the context otherwise requires, the terms defined in this Section 1.02(d) shall for all purposes of this Second Supplemental Indenture have the meanings hereinafter set forth, the following definitions to be equally applicable to both the singular and the plural forms of any of the terms herein defined:

“Base Indenture has the meaning given to it in the recitals.

“Effective Date” means the first date on which Sesa ADSs have been issued that represent deposited shares of the Successor Company that were issued pursuant to the Scheme.

“First Supplemental Indenture” has the meaning given to it in the recitals.

“Indenture” means the Base Indenture as supplemented by the First Supplemental Indenture and as further supplemented and amended by the Second Supplemental Indenture.

“Scheme” means the Scheme of Amalgamation and Arrangement under Sections 391 to 394 read with Sections 78,100 to 103 of the Indian Companies Act, 1956 amongst Sterlite, The Madras Aluminium Company Limited, Sterlite Energy Limited, Vedanta Aluminium Limited and Sesa Goa and their respective shareholders and creditors, pursuant to which, among other things, Sterlite shall be merged into Sesa.

“Scheme Document” means the document setting forth the Scheme.

“Second Supplemental Indenture” has the meaning given to it in the preamble.

“Securities Administrator” has the meaning given to it in the preamble.

“Sesa” has the meaning given to it in the preamble.

EXECUTION COPY

“Sesa ADSs” means American depositary shares of Sesa issued pursuant to and governed by the deposit agreement expected to be entered into on or about August 30, 2013 among Sesa and Citibank, N.A., as depositary, and the holders and beneficial owners of American depositary shares issued thereunder, each Sesa ADS representing 4 equity shares of par value Re. 1 of Sesa (or the right to receive four equity shares of par value Re. 1 of Sesa), which number of equity shares may be adjusted from time to time.

“Sterlite” has the meaning given to it in the preamble.

“Sterlite ADSs” means American depositary shares of Sterlite issued pursuant to and governed by the deposit agreement dated as of June 18, 2007 between Sterlite and Citibank, N.A., as depositary, and the holders and beneficial owners of American depositary shares issued thereunder, each Sterlite ADSs representing 4 equity shares of par value Re. 1 of Sterlite (or the right to receive four equity shares of par value Re. 1 of Sterlite), which number of equity shares may be adjusted from time to time.

“Successor Company” has the meaning given to it in the preamble.

“Trustee” has the meaning given to it in the preamble.

Section 1.03 Effectiveness of Supplemental Indenture. The terms and provisions of this Second Supplemental Indenture shall take effect on, and shall accordingly supplement and amend the First Supplemental Indenture and thus the Indenture, as of the Effective Date. Promptly upon the Effective Date, the Successor Company shall deliver an Officer’s Certificate to the Trustee and the Securities Administrator setting forth the Effective Date.

ARTICLE 2

SUCCESSOR COMPANY

Section 2.01 Assumption and Succession. The Successor Company shall be the successor to and assume all of Sterlite’s obligations under the Indenture and the Notes and will thereafter, on the dates such payments become due, duly and punctually pay all of the principal of and interest on the Notes, and will duly and punctually perform and observe all the covenants and conditions of the Indenture to be performed or satisfied by Sterlite and may exercise every right and power of Sterlite under the Notes and the Indenture, with the same effect as if the Successor Company had been named as a party to the Base Indenture and the First Supplemental Indenture. Upon such succession by the Successor Company to, and substitution for, Sterlite as set out in the preceding sentence, Sterlite shall be discharged from its obligations under the Notes and the Indenture.

Section 2.02 Conversion of Notes. Each Note shall be convertible into such number of Sesa ADSs as the Holder of such Note would have owned or have been entitled to receive pursuant to the Scheme if it had converted that Note into Sterlite ADSs immediately prior to the record date for the Scheme.

Section 2.03 Name Change. If and to the extent the Successor Company changes its name after the Effective Date, the Successor Company will deliver, or cause delivery of, a copy of a certificate from the relevant Registrar of Companies evidencing such name change, or of such other documentation as shall be mutually acceptable to the Successor Company and the Trustee, to the Trustee and the Securities Administrator. Upon delivery of such certificate or other documentation to the Trustee and the Securities Administrator, all references in this Indenture to “Sesa Goa Limited” shall be deemed to be references to the Successor Company’s name as in effect after such name change.

EXECUTION COPY

ARTICLE 3

AMENDMENTS

Section 3.01 Amendment of Definitions. Upon the Effective Date, the definitions of the terms “ADS”, “Company”, “Conversion Rate”, “Deposit Agreement” and “Ordinary Shares” as set forth in Section 1.02 of the First Supplemental Indenture shall not apply to the Notes and any reference in the Indenture to such definitions shall instead be deemed to be to such terms as defined below:

“ADS” means an American depositary share of the Company issued pursuant to and governed by the Deposit Agreement and representing four Ordinary Shares (or the right to receive four Ordinary Shares) as of the date of the Second Supplemental Indenture, which number of Ordinary Shares may be adjusted from time to time.

“Company” means Sesa Goa Limited (which is expected to be renamed Sesa Sterlite Limited after the Scheme has become effective), a company incorporated under the laws of the Republic of India, with its registered office at Sesa Ghor, 20, EDC Complex, Patto, Panaji, Goa – 403 001, India.

“Conversion Rate” means, with respect to $1,000 principal amount of Notes, 25.7213 ADSs per $1,000 principal amount of Notes, subject to adjustment pursuant to the provisions of the Indenture.

“Corporate Trust Office” means, (i) with respect to the Trustee, the principal office of the Trustee at which at any particular time its corporate trust business shall be administered, which office at the date hereof is located at 1100 North Market Street, Rodney Square North, Wilmington, Delaware, 19890, Attn: Corporate Trust Administration: Sesa Goa Limited (formerly known as Sterlite Industries (India) Limited), or any other address that the Trustee may designate from time to time by notice to the Company, the Holders and the Securities Administrator and (ii) with respect to the Securities Administrator, the corporate trust office of the Securities Administrator at which at any particular time its corporate trust business shall be administered, which office at the date hereof is located (a) for purposes other than transfers, exchanges or surrender of the Securities, at 388 Greenwich Street, 14th Floor, New York, NY 10013, Attention: Global Transaction Services – Sesa Goa Limited (formerly known as Sterlite Industries (India) Limited) and (b) for transfers, exchanges or surrender of the Securities, at 111 Wall Street, 15th Floor, New York, NY 10005, Attention: 15th Floor Window – Sesa Goa Limited or any other address that the Securities Administrator may designate from time to time by Notice to the Company, the Holders and the Trustee.

“Deposit Agreement” means the deposit agreement expected to be entered into on or about August 30, 2013 between the Company and Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs issued thereunder.

“Ordinary Shares” means the equity shares, par value Re. 1 per share, of the Company, as such equity shares exist upon the Effective Date (for the avoidance of doubt, this includes any equity shares of the Company to be issued pursuant to the Scheme and the Concurrent Scheme (as such term is defined in the Scheme Document) and any shares of any class or classes of Capital Stock of the Company resulting from any reclassification or reclassifications thereof; provided, however, that if at any time there shall be more than one such resulting class, the shares of each such class then so underlying ADSs issuable on conversion of Notes shall be substantially in the proportion which the total number of shares of such class resulting from all such reclassifications bears to the total number of shares of all such classes resulting from all such reclassifications.

EXECUTION COPY

Section 3.02 Amendment of Section 4.01(e) of the First Supplemental Indenture. The third and fourth paragraphs of Section 4.01(e) of the First Supplemental Indenture shall be deleted in their entirety and replaced with the following:

The following table sets forth the ADS Price and number of Additional ADSs by which the Conversion Rate shall be increased:

ADS Price on Effective Date	October 30, 2012	October 30, 2013	October 30, 2014
$28.28	9.6454	9.6454	9.6454
$29.17	9.0267	8.7966	8.5644
$30.00	8.3329	8.0313	7.6121
$31.67	7.0920	6.6802	5.8577
$33.33	6.0184	5.5380	4.2787
$37.50	3.8902	3.3889	0.9454
$41.67	2.3176	1.9399	0.0000
$50.00	0.1435	0.0951	0.0000
$58.33	0.0000	0.0000	0.0000
$66.67	0.0000	0.0000	0.0000
$75.00	0.0000	0.0000	0.0000
$83.33	0.0000	0.0000	0.0000
$100.00	0.0000	0.0000	0.0000
$133.33	0.0000	0.0000	0.0000

The actual ADS Price and Change of Control Effective Date may not be set forth on the table, in which case, if the actual ADS Price is between two ADS Prices on the table or the actual Change of Control Effective Date is between two Change of Control Effective Dates on the table, the number of Additional ADSs will be determined by a straight-line interpolation between the number of Additional ADSs set forth for the two ADS Prices and the two Change of Control Effective Dates, as applicable, based on a 365-day year. If the ADS Price:

(1)	exceeds $133.33 per ADS, subject to adjustment as described below, the Conversion Rate shall not be increased; and

(2)	is less than $28.28 per ADS, subject to adjustment as described below, the Conversion Rate will not be increased.

The ADS Prices set forth in the first column of the table above will be adjusted as of any date on which the Conversion Rate is adjusted pursuant to Sections 4.06, 4.07, 4.08 and 4.09 of the First Supplemental Indenture as supplemented and amended by this Second Supplemental Indenture. The adjusted ADS Prices will equal the ADS Prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to the adjustment giving rise to the ADS Price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of Additional ADSs set forth in the table above will be adjusted in the same manner as and as of any date on which the Conversion Rate is adjusted as set forth in Sections 4.06, 4.07, 4.08 and 4.09 of the First Supplemental Indenture as supplemented and amended by the Second Supplemental Indenture.

EXECUTION COPY

Section 3.03 Amendment of Section 4.01(g) of the First Supplemental Indenture. Section 4.01(g) of the First Supplemental Indenture shall be deleted in its entirety and replaced with the following:

(g)	Notwithstanding Section 4.01(e), in no event shall (i) the Conversion Rate as adjusted on account of a Change of Control transaction in the manner set forth in Section 4.01(e) above exceed 35.3667 ADSs per $1,000 principal amount of Notes, subject to adjustment as described in Sections 4.06, 4,07, 4.08 and 4.09 of the First Supplemental Indenture as supplemented and amended by the Second Supplemental Indenture; (ii) the Conversion Rate as adjusted exceed the Conversion Rate limit of 34.2857 ADSs per $1,000 principal amount of Notes, or (iii) the Conversion Rate be adjusted to a rate that would render conversion of the notes into ADSs at such adjusted conversion rate to be in contravention of any applicable law or subject to approval of the Ministry of Finance of India, the RBI or any other regulatory or governmental authority in India. If the Company changes the number of Ordinary Shares represented by ADSs (other than to account for stock splits or combinations), each of the Conversion Rate limitations set forth in clauses (i) and (ii) will be adjusted to equal such limitation applicable immediately prior to such change multiplied by a fraction, the numerator of which is the number of Ordinary Shares represented by one ADS immediately prior to such change and the denominator of which is the number of Ordinary Shares represented by one ADS as so changed.

Section 3.04 Amendment of Section 4.09 of the First Supplemental Indenture. The first paragraph of Section 4.09 of the First Supplemental Indenture shall be deleted in its entirety and replaced with the following:

Section 4.09 Limit to Adjustments. Notwithstanding any other provision in Sections 4.06, 4.07 and 4.08 of the First Supplemental Indenture as supplemented and amended by the Second Supplemental Indenture, in no event will: (i) the Conversion Rate as adjusted on account of a Change of Control transaction in the manner set forth in Section 4.01(e) above exceed 35.3667 ADSs per $1,000 principal amount of Notes, subject to adjustment as described in Sections 4.06, 4,07, 4.08 and 4.09 of the First Supplemental Indenture as supplemented and amended by the Second Supplemental Indenture; (ii) the Conversion Rate as adjusted exceed the Conversion Rate limit of 34.2857 ADSs per $1,000 principal amount of Notes, or (iii) the Conversion Rate be adjusted to a rate that would render conversion of the notes into ADSs at such adjusted conversion rate to be in contravention of any applicable law or subject to approval of the Ministry of Finance of India, the RBI or any other regulatory or governmental authority in India. If the Company changes the number of Ordinary Shares represented by ADSs (other than to account for stock splits or combinations), each of the Conversion Rate limitations set forth in clauses (i) and (ii) will be adjusted to equal such limitation applicable immediately prior to such change multiplied by a fraction, the numerator of which is the number of Ordinary Shares represented by one ADS immediately prior to such change and the denominator of which is the number of Ordinary Shares represented by one ADS as so changed.

Section 3.05 Amendment of the form of Note in the First Supplemental Indenture. Exhibit A of the First Supplemental Indenture shall be deleted in its entirety and replaced with Exhibit A to this Second Supplemental Indenture.

EXECUTION COPY

Section 3.06 Amendment of Section 16.04 of the Base Indenture. Section 16.04 of the Base Indenture shall be deleted in its entirety and replaced with the following:

Section 16.04 Notices to the Company and Trustee. Any notice or demand authorized by this Indenture to be made upon, given or furnished to, or filed with, the Company, the Trustee or the Securities Administrator shall be sufficiently made, given, furnished or filed for all purposes if it shall be in writing and mailed or delivered to:

(a)	the Company, at Sesa Goa Limited, Sesa Ghor, 20, EDC Complex, Patto, Panaji, Goa – 403 001, India, Attention: Company Secretary, with a copy to Vedanta, 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400-099, India, Attention: Chief Financial Officer, or at such other address as may have been furnished in writing to the Trustee by the Company,

(b)	the Trustee, at its Corporate Trust Office, and

(c)	the Securities Administrator, at its Corporate Trust Office.

Any such notice, demand or other document shall be in the English language.

ARTICLE 4

DELETION OF SECTION 11.12 OF THE FIRST SUPPLEMENTAL INDENTURE

Section 4.01 Deletion of Section 11.12. Section 11.12 of the First Supplemental Indenture shall be deleted in its entirety and replaced with the following:

Section 11.12 [RESERVED].

ARTICLE 5

MISCELLANEOUS

Section 5.01 Ratification of Indenture. This Second Supplemental Indenture is executed by Sterlite, the Successor Company, the Trustee and the Securities Administrator upon the request of Sterlite and the Successor Company, pursuant to the provisions of Sections 4.11, 6.02 and 8.01 of the First Supplemental Indenture, and the terms and conditions hereof shall be deemed to be part of the Indenture for all purposes. The Base Indenture, as supplemented by the First Supplemental Indenture and as further supplemented and amended by this Second Supplemental Indenture, is in all respects ratified and confirmed. Notwithstanding the foregoing, to the extent that any of the terms of this Second Supplemental Indenture are inconsistent with, or conflict with, the terms of the Base Indenture or the First Supplemental Indenture, the terms of this Second Supplemental Indenture shall govern.

Section 5.02 Responsibility for Recitals. Etc. The recitals herein shall be taken as the statements of Sterlite and the Successor Company, and neither the Trustee nor the Securities Administrator assume any responsibility for the correctness thereof. Neither the Trustee nor the Securities Administrator make any representations, warranty or undertaking, express or implied, and no responsibility or liability is accepted by the Trustee or the Securities Administrator, as to the validity or sufficiency of this Second Supplemental Indenture or as to the accuracy or completeness of the information included or incorporated by reference in this Second Supplemental Indenture. All rights, protections, privileges, indemnities and benefits granted or afforded to the Trustee and the Securities Administrator under the Indenture shall be deemed incorporated herein by this reference and shall be deemed applicable to all actions taken, suffered or omitted by the Trustee or the Securities Administrator, as applicable, under this Second Supplemental Indenture.

Section 5.03 Severability. In case any one or more of the provisions contained in this Second Supplemental Indenture shall for any reason be held to be invalid, illegal or unenforceable in any respect, then, to the extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provisions of this Second Supplemental Indenture, but this Second Supplemental Indenture shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

EXECUTION COPY

Section 5.04 Counterparts. This Second Supplemental Indenture may be executed in any number of counterparts by the parties hereto on separate counterparts, each of which, when so executed and delivered, shall be deemed an original, but all such counterparts shall together constitute one and the same instrument

Section 5.05 Governing Law. This Second Supplemental Indenture shall be governed by, and construed in accordance with, the law of the State of New York.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands as of the date and year first above written.

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ D D Jalan
	Name:	D D Jalan
	Title:	Chief Financial Officer

SESA GOA LIMITED

By:	/s/ C D Chitnis
	Name:	C D Chitnis
	Title:	Company Secretary

WILMINGTON TRUST COMPANY as Trustee

By:	/s/ Michael G. Oller, Jr.
	Name:	Michael G. Oller, Jr.
	Title:	Assistant Vice President

CITIBANK, N.A. as Securities Administrator

By:	/s/ Wafaa Orfy
	Name:	Wafaa Orfy
	Title:	Vice President

EXHIBIT A

to

the Second Supplemental Indenture

FORM OF NOTE

[FORM OF FACE OF NOTE]

[Global Notes Legend1

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.]

[1]	Include for Global Notes.

No.

4.00% Convertible Senior Note due 2014

CUSIP No.: 859737 AB4	ISIN: US859737AB48

[Sesa Goa Limited]2, a company incorporated under the laws of the Republic of India, promises to pay to                     , or its registered assigns, the principal sum of                      Dollars [, or such lesser amount as is indicated in the records of the Securities Administrator and the Depositary,]3 on October 30, 2014 and to pay interest thereon from October 29, 2009, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semiannually on April 30 and October 30 of each year, commencing April 30, 2010. Regular Interest will accrue at the rate of 4.00% per annum, until the principal hereof is paid or made available for payment. The interest so payable on any Interest Payment Date will, subject to certain exceptions provided in the Indenture, be paid to the Person in whose name this Note (or one or more predecessor Notes) is registered at 5:00 p.m., New York City time, on the Regular Record Date with respect to such Interest Payment Date, which shall be April 15 and October 15 preceding the applicable April 30 and October 30 Interest Payment Date, respectively.

Interest (except Reporting Additional Interest, if any, and Cap Additional Interest, if any) on the Notes payable for any full semiannual period will be calculated on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest (except Cap Additional Interest, if any) payable for any period shorter than a full semiannual period for which interest is computed will be computed on the basis of a 30-day month and, for any period less than a month, on the basis of the actual number of days elapsed per 30-day month. If any Interest Payment Date is not a Business Day, payment of interest will be made on the next succeeding Business Day and no interest will accrue thereon.

Reference is made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized Authenticating Agent under the Indenture.

[2]	If the Successor Company has changed its registered name, insert the changed name in accordance with Section 2.03 of the Second Supplemental Indenture.
[3]	Include for Global Notes.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

[SESA GOA LIMITED][4]

By:
Name:
Title

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

WILMINGTON TRUST COMPANY,
as Trustee, certifies that this is one of the Notes referred to in the Indenture

By:	CITIBANK, N.A.
As Authenticating Agent

By:
Authorized Signatory

Dated:

[4]	If the Successor Company has changed its registered name, insert the changed name in accordance with Section 2.03 of the Second Supplemental Indenture.

[FORM OF REVERSE SIDE OF NOTE]

[SESA GOA LIMITED]5

4.00% CONVERTIBLE SENIOR NOTE DUE 2014

[Sesa Goa Limited]5, a company incorporated under the laws of the Republic of India, or its predecessor Sterlite Industries (India) Limited, a company incorporated under the laws of the Republic of India (collectively with its successors and assigns under the Indenture hereinafter referred to, the “Company”), issued this Note under an Indenture dated as of October 29, 2009 (the “Base Indenture”), as amended by the First Supplemental Indenture dated as of October 29, 2009 (the “First Supplemental Indenture”), among the Company, Wilmington Trust Company, a banking corporation duly organized and existing under the laws of the State of Delaware, as trustee (the “Trustee”) and Citibank, N.A. as Securities Administrator (the “Securities Administrator”). Such Base Indenture, as amended by the First Supplemental Indenture and the Second Supplemental Indenture dated as of August 9, 2013 (the “Second Supplemental Indenture”), as further amended or supplemented from time to time in accordance with the terms thereof, is herein referred to as the “Indenture”, to which reference is hereby made for a statement of the respective rights, obligations, duties and immunities thereunder of the Company, the Trustee, the Securities Administrator and the Holders and of the terms upon which the Notes are, and are to be, authorized and delivered. The terms of the Notes include those stated in the Indenture. Terms defined in the Indenture and not defined herein have the meanings ascribed thereto in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture. This Note is one of the Notes referred to in the First Supplemental Indenture initially issued in an aggregate principal amount of $500,000,000.

1.	Reporting Additional Interest

The Holder of this Note shall be entitled to receive Reporting Additional Interest as and to the extent provided in the Indenture.

2.	Additional Amounts

All payments made by the Company or any successor to the Company under or with respect to the Notes, including delivery of ADSs upon conversion, will be made net of a withholding tax rate of 10.5575% (the “Base Rate”). Accordingly, the Company will pay to the Holder of each Note such additional amounts (“Additional Amounts”) on all payments made by the Company or any successor to it under or with respect to the Notes, including delivery of ADSs, to ensure that the net amount received by the Holders (after deducting any taxes on the Additional Amounts) shall equal the amount which would have been received by such Holders had withholding or deduction of tax at the Base Rate not been required. In addition, if withholding or deduction for, or on account of, any other present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within India or any other jurisdiction in which the Company or any successor are organized or resident for tax purposes or through which payment is made by or on behalf of the Company or by or within any jurisdiction as a result of the Company’s or its successor’s becoming a fiscally transparent entity with respect to any Holder (through merger, consolidation or otherwise) (or any political subdivision or taxing authority of or in any of the foregoing) (each, as applicable, a “Relevant Jurisdiction”) is required by law or by regulation or governmental policy having the force of law on any payments made by the Company or any successor to it under or with respect to the Notes, including payments upon redemption of the Notes or on delivery of ADSs upon conversion, the Company or its successor, as applicable, shall pay to the Holder of each Note such excess additional amounts (“Excess Additional Amounts”) as may be necessary to ensure that the net amount received by the Holder after such additional withholding or deduction (and after deducting any taxes on the Excess Additional Amounts) shall equal the amounts which would have been received by such Holder had no such additional withholding or deduction been required, subject to certain exceptions set forth under the Indenture.

[5]	If the Successor Company has changed its registered name, insert the changed name in accordance with Section 2.03 of the Second Supplemental Indenture.

3.	Method of Payment

The Company will pay interest (except Cap Additional Interest, if any, and certain Additional Amounts and Excess Additional Amounts) on the Notes to the Persons who are registered Holders of Notes at 5:00 p.m., New York City time, on the Regular Record Date with respect to the applicable Interest Payment Date, except that, notwithstanding the foregoing, the Company will not be required to pay accrued interest on any Notes that have been converted, except as described under the Indenture, and on the Maturity Date, the Company will pay accrued and unpaid interest on the Notes only to the Person to whom the Company is required to pay the principal amount of such Notes unless such Notes were earlier converted, redeemed or repurchased.

If the Company redeems any Notes on a Redemption Date or a Tax Redemption Date after a Regular Record Date for the payment of interest but before the corresponding Interest Payment Date, the Company will pay accrued and unpaid interest on such Notes only to the persons to whom the Company pays such Notes’ principal, unless such Notes were earlier converted (if such Notes were converted after the last Record Date before such Redemption Date or Tax Redemption Date, as applicable, interest on the Notes will be paid to their Holders as of such last Record Date).

The Company will pay interest on:

(a)	any Global Notes by wire transfer of immediately available funds to the account of the Depositary or its nominee;

(b)	(any Certificated Notes having a principal amount of less than $2,000,000, by check mailed to the address of the Holder of such Notes as it appears in the Register, provided, however, that on the Maturity Date interest will be payable at the office of the Company maintained by the Company for such purposes in The City of New York, which shall initially be an office or agency of the Securities Administrator; and

(c)	any Certificated Notes having a principal amount of $2,000,000 or more, by wire transfer in immediately available funds at the election of the Holder of such Notes, provided such election is duly delivered to the Securities Administrator or Paying Agent at least 10 Business Days prior to the relevant payment date for interest, provided, however, that on the Maturity Date interest will be payable at the office of the Company maintained by the Company for such purposes in The City of New York, which shall initially be an office or agency of the Securities Administrator.

4.	Paying Agent and Registrar and Conversion Agent

Initially, the Securities Administrator will act as Paying Agent, Registrar and Conversion Agent. The Company may appoint and change any additional Paying Agent, Registrar or co-registrar or Conversion Agent without notice. The Company or any of its Wholly Owned Subsidiaries may act as Paying Agent or Registrar or co-registrar.

5.	Ranking

This Note is an unsecured senior obligation of the Company and ranks equally in right of payment with all of the Company’s existing unsecured indebtedness and future unsecured senior indebtedness. This Note ranks senior in right of payment to any of the Company’s future unsecured subordinated indebtedness that is expressly subordinated to this Note.

6.	Purchase at the Option of Holders Upon a Fundamental Change

If a Fundamental Change occurs at any time prior to the Maturity Date, this Note will be subject to purchase, at the option of the Holder, subject to RBI approval and the terms and conditions of the Indenture, on a Fundamental Change Purchase Date specified by the Company in the Fundamental Change Company Notice relating to such Fundamental Change that is not less than 30 calendar days nor more than 45 business days after the date of the Fundamental Change Company Notice related to such Fundamental Change, at a Fundamental Change Purchase Price equal to 100% of the principal amount hereof, together with accrued and unpaid interest on this Note to, but excluding, the Fundamental Change Purchase Date; provided that if such Fundamental Change Purchase Date falls after a Regular Record Date and on or prior to the corresponding Interest Payment Date, the accrued and unpaid interest (except Cap Additional Interest and certain Additional Amounts) shall be payable on the corresponding Interest Payment Date to the Holder of record of this Note on the applicable Regular Record Date instead of the Holder surrendering the Note for purchase on such date, and the Fundamental Change Purchase Price will be reduced by such interest amount. For Notes to be so purchased at the option of the Holder, the Holder must deliver to the Securities Administrator and the Paying Agent, in accordance with the terms of the Indenture, the Fundamental Change Purchase Notice containing the information specified by the Indenture, together with such Notes, duly endorsed for transfer, or (if the Notes are Global Notes) book-entry transfer of the Notes, prior to 5:00 p.m., New York City time, on the Business Day immediately preceding the Fundamental Change Purchase Date.

Holders have the right to withdraw any Fundamental Change Purchase Notice by delivering to the Securities Administrator and the Paying Agent a written notice of withdrawal at any time prior to 5:00 p.m., New York City time, on the Business Day immediately preceding the Fundamental Change Purchase Date, all as provided in the Indenture.

7.	Conversion

Subject to and upon compliance with the provisions of the Indenture, the Holder hereof has the right, at its option, to convert each $1,000 principal amount of this Note into ADSs at an initial Conversion Rate of 25.7213 ADSs per $1,000 principal amount of Notes, as the same may be adjusted pursuant to the terms of the Indenture. The conversion right shall be suspended during any Closed Period, as described in the Indenture.

If and only to the extent a Holder elects to convert its Notes in connection with a transaction that constitutes a Change of Control pursuant to which 10% or more of the consideration for Ordinary Shares and/or ADSs (other than cash payments for fractional Ordinary Shares and cash payments made in respect of dissenters’ appraisal rights) in such Change of Control transaction consists of cash or securities (or other property) that are not Ordinary Shares, shares of common stock, depositary receipts or other certificates representing common equity interests traded or scheduled to be traded immediately following such Change of Control transaction on a U.S. national securities exchange, subject to certain limitations, the Conversion Rate applicable to such converting Notes shall be increased by an additional number of ADSs in accordance with the Indenture.

If this Note (or portion hereof) is surrendered for conversion by a Holder during the period subsequent to 5:00 p.m., New York City time, on any Regular Record Date and prior to 9:00 a.m., New York City time, on the corresponding Interest Payment Date, it must be accompanied by payment in funds acceptable to the Company of an amount equal to the interest that has accrued and will be paid on the principal amount being converted (whether or not the converting Holder was the Holder of record on the relevant Regular Record Date); provided, however, that no such payment need be made:

(a)	if the Company has specified a Fundamental Change Purchase Date that falls on or after a Regular Record Date and on or prior to the corresponding Interest Payment Date and the Conversion Date for such Note occurs between such Regular Record Date and Interest Payment Date;

(b)	if the Company has specified a Redemption Date or a Tax Redemption Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date and the Conversion Date for such Note occurs between such Regular Record Date and Interest Payment Date;

(c)	if this Note has been surrendered for conversion following the Regular Record Date immediately preceding the Maturity Date; or

(d)	to the extent of overdue interest, if any, which exists at the time of the Conversion with respect to this Note.

Accrued and unpaid interest (except Cap Additional Interest, if any), if any, to the Conversion Date is deemed to be paid in full by the ADSs, together with any cash payment of such Holder’s fractional Ordinary Shares and any Additional Amounts thereon, delivered upon conversion rather than cancelled, extinguished or forfeited.

No fractional ADSs will be issued upon any conversion of Notes, but an adjustment and payment in cash will be made, as provided in the Indenture, in respect of any fraction of an ADS which would otherwise be issuable upon the surrender of any Note or Notes for conversion.

A Note in respect of which a Holder is exercising its right to require purchase may be converted only if such Holder validly withdraws its election to exercise such right to require purchase in accordance with the terms of the Indenture.

Delivery of the ADSs will occur as promptly as practicable following the Conversion Date, but in no event later than 45 days or 10 days (in the case of any Conversion Date occurring on or after the last Record Date before the Redemption Date or the Maturity Date, as applicable) after the Conversion Date. It is expected that any newly issued ADSs will be accepted into the book-entry system maintained by DTC, and no person receiving ADSs shall receive or be entitled to receive physical delivery of ADSs, except in the limited circumstances set forth in the Deposit Agreement.

8.	Denominations, Transfer, Exchange

The Notes are in registered form without coupons in denominations of $1,000 and integral multiples of $1,000. A Holder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the Registrar, the Securities Administrator and the Trustee may require a Holder, among other things, to furnish appropriate endorsements or transfer documents and to pay any taxes required by law or permitted by the Indenture.

9.	Persons Deemed Owners

The registered Holder of this Note may be treated as the owner of it for all purposes.

10.	Unclaimed Money

Subject to any applicable abandoned property law, the Trustee, the Securities Administrator and the Paying Agent shall pay to the Company upon written request any money held by them for the payment of principal or interest and any ADSs or other property due in respect of converted Notes that remains unclaimed for two years, and, thereafter, Holders entitled to the money and/or securities must look to the Company for payment as general creditors.

11.	Amendment, Waiver

Subject to certain exceptions set forth in the Indenture, (i) the Indenture or the Notes may be amended without prior notice to any Holder but with the written consent or affirmative vote of the Holders of at least a majority in aggregate principal amount of the Outstanding Notes and (ii) any Default or Event of Default may be waived with the written consent of the Holders of at least a majority in aggregate principal amount of the Outstanding Notes. In certain circumstances set forth in the Indenture, the Company, the Trustee and the Securities Administrator may amend the Indenture or the Notes without the consent of any Holder.

12.	Defaults and Remedies

If an Event of Default occurs (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization relating to the Company) and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable, except as provided in the Indenture (including special provisions for an Event of Default relating to the failure of the Company to comply with its agreements in respect of periodic reporting as set forth in Section 5.02 of the First Supplemental Indenture). If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization relating to the Company occurs, the principal of and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in aggregate principal amount of the Outstanding Notes may rescind and annul such declaration with respect to the Notes and its consequences. No reference herein to the Indenture and no provision of this Note or of the Indenture shall impair, as among the Company and the Holders of the Notes, the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Note at the place, at the respective times, at the rate and in the coin or currency herein and in the Indenture prescribed or to convert the Note as provided in the Indenture.

13.	Trustee and Securities Administrator Dealings with the Company

Subject to certain limitations, the Trustee or the Securities Administrator under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with and collect obligations owed to it by the Company or its Affiliates and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not the Trustee or the Securities Administrator.

14.	No Recourse Against Others

No director, officer, employee, or shareholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

15.	Authentication

This Note shall not be valid until an authorized signatory of the Trustee (or an Authenticating Agent) manually signs the certificate of authentication on the other side of this Note.

16.	Abbreviations

Customary abbreviations may be used in the name of a Holder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entireties), JT TEN (=joint tenants with rights of survivorship and not as tenants in common), CUST (=custodian), and U/G/M/A (=Uniform Gift to Minors Act).

17.	Indenture to Control; Governing law

In the case of any conflict between the provisions of this Note and the Indenture, the provisions of the Indenture shall control.

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

The Company will furnish to any Holder, upon written request and without charge, a copy of the Indenture. Requests may be made to: [Sesa Goa Limited]6, Sesa Ghor, 20, EDC Complex, Patto, Panaji, Goa – 403 001, India, Attention: Company Secretary (Fax: +91 832 2460 721), with a copy to Vedanta, 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400 099, India, Attention: Chief Financial Officer (Fax: +91 22 6646 1450).

18.	CUSIP, Common Code and ISIN Numbers

Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP, Common Code and ISIN numbers to be printed on the Notes and has directed the Trustee and the Securities Administrator to use CUSIP, Common Code and ISIN numbers in all notices issued to Holders as a convenience to such Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any such notice and reliance may be placed only on the other identification numbers placed thereon.

[6]	If the Successor Company has changed its registered name, insert the changed name in accordance with Section 2.03 of the Second Supplemental Indenture.

CONVERSION NOTICE

TO:	[SESA GOA LIMITED][7]
Sesa Ghor, 20
EDC Complex, Patto
Panaji, Goa – 403 001
India
Attention: Company Secretary
Fax: +91 832 2460 721

and

Vedanta
75 Nehru Road
Vile Parle (East)
Mumbai, Maharashtra 400-099
India
Attention: Chief Financial Officer
Fax No.: +91 22 6646 1450

and

WILMINGTON TRUST COMPANY, as Trustee
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890
Attention: Corporate Capital Markets /
[Sesa Goa Limited][7] (formerly known as Sterlite Industries (India) Limited)
Fax No.: +1 (302) 636-4145

and

Citibank, N.A., as Securities Administrator and Conversion Agent
111 Wall Street, 15th Floor,
New York, NY 10005
Attn: 15th Floor Window –
[Sesa Goa Limited][7] (formerly known as Sterlite Industries (India) Limited)

The undersigned registered owner of this Note hereby irrevocably exercises the option to convert this Note, or the portion thereof (which is $1,000 or a multiple thereof) below designated, in accordance with the terms of the Indenture referred to in this Note and directs that (A) the (i) ADSs of [Sesa Goa Limited]7 (the “Company”) and (ii) cash in lieu of fractional ADSs, if any, and (B) any Notes representing any unconverted principal amount hereof, be issued and delivered to the registered Holder hereof unless a different name has been indicated below. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture. If ADSs or any portion of this Note not converted are to be issued in the name of a person other than the undersigned, the undersigned will provide the appropriate information below and pay all taxes or duties payable with respect thereto. Any amount required to be paid by the undersigned on account of interest accompanies this Note.

[7]	If the Successor Company has changed its registered name, insert the changed name in accordance with Section 2.03 of the Second Supplemental Indenture.

Dated:

Signature(s)

Signature(s) must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee

Fill in the registration of ADSs if to be issued, and Notes if to be delivered, and the person to whom payment for fractional ADSs is to be made, if to be made, other than to and in the name of the registered Holder:

Please print name and address:

(Name)

(Street Address)

(City, State and Zip Code)

Principal amount to be converted (if less than all): $

Social Security or Other Taxpayer Identification Number:

NOTICE: The signature on this Conversion Notice must correspond with the name as written upon the face of the Notes in every particular without alteration or enlargement or any change whatever.

ASSIGNMENT

For value received                      hereby sell(s), assign(s) and transfer(s) unto              (Please insert social security or other Taxpayer Identification Number of assignee) the within Notes, and hereby irrevocably constitutes and appoints                      attorney to transfer said Notes on the books of the Company, with full power of substitution in the premises.

Dated:

Signature(s)

Signature(s) must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee

NOTICE: The signature on this Assignment must correspond with the name as written upon the face of the Notes in every particular without alteration or enlargement or any change whatever.

Exhibit B

to

the Second Supplemental Indenture

FUNDAMENTAL CHANGE PURCHASE NOTICE

TO: [SESA GOA LIMITED]8 and WILMINGTON TRUST COMPANY, as Trustee and CITIBANK, N.A., as Securities Administrator

The undersigned registered owner of this 4.00% Convertible Senior Note Due 2014 hereby irrevocably acknowledges receipt of a notice from [Sesa Goa Limited]8 (the “Company”) regarding the right of Holders to elect to require the Company to purchase the Notes and requests and instructs the Company to repay the entire principal amount of the Note, or the portion thereof (which is $1,000 or an integral multiple thereof) below designated, in accordance with the terms of the Notes and the Indenture at the price of 100% of such entire principal amount or portion thereof, together with, except as provided in the Indenture and accrued and unpaid interest to, but excluding, the Fundamental Change Purchase Date to the registered Holder hereof. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture. The Notes shall be purchased by the Company as of the Fundamental Change Purchase Date pursuant to the terms and conditions specified in the Indenture dated as of October 29, 2009, among Sterlite Industries (India) Limited, Wilmington Trust Company and Citibank, N.A., as further supplemented by the First Supplemental Indenture dated as of October 29, 2009, among the same parties, and the Second Supplemental Indenture dated as of August 9, 2013 among the Company, Sterlite Industries (India) Limited, Wilmington Trust Company and Citibank, N.A.

Dated:

Signature(s)

NOTICE: The above signatures of the Holder(s) hereof must correspond with the name as written upon the face of the Notes in every particular without alteration or enlargement or any change whatever.

Notes Certificate Number (if applicable):

Principal amount to be purchased

(if less than all, must be $1,000 or integral multiples thereof):

Social Security or Other Taxpayer Identification Number:

[8]	If the Successor Company has changed its registered name, insert the changed name in accordance with Section 2.03 of the Second Supplemental Indenture.

Exhibit C

to

the Second Supplemental Indenture

TAX ELECTION NOTICE

TO: [SESA GOA LIMITED]9 and WILMINGTON TRUST COMPANY, as Trustee and CITIBANK, N.A., as Securities Administrator

The undersigned registered owner of this 4.00% Convertible Senior Note Due 2014 hereby irrevocably acknowledges receipt of a notice from [Sesa Goa Limited]9 (the “Company”) regarding the right of Holders to elect that all, or portions in principal amount of $1,000 or integral multiple of $1,000 in excess thereof, of its Note(s) shall not be redeemed and that the payment of Excess Additional Amounts shall not apply in respect of any payment of principal or interest to be made in respect of such Notes(s) (or such portion thereof, as applicable) which falls due after the relevant Tax Redemption Date. The undersigned hereby requests and instructs the Company not to redeem principal amount of the Note, or the portion thereof (which is $1,000 or an integral multiple thereof) below designated, in accordance with the terms of the Notes and the Indenture. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture. The remaining Note(s) (or such portion thereof, as applicable) shall continue to be convertible by the undersigned until the Business Day before the Tax Redemption Date, unless the Company fails to pay the Tax Redemption Price on the Tax Redemption Date, pursuant to the terms and conditions specified in the Indenture dated as of October 29, 2009, among Sterlite Industries (India) Limited, Wilmington Trust Company and Citibank, N.A., as further supplemented by the First Supplemental Indenture dated as of October 29, 2009, among the same parties, and the Second Supplemental Indenture dated as of August 9, 2013 among the Company, Sterlite Industries (India) Limited, Wilmington Trust Company and Citibank, N.A.

Dated:

Signature(s)

NOTICE: The above signatures of the Holder(s) hereof must correspond with the name as written upon the face of the Notes in every particular without alteration or enlargement or any change whatever.

Notes Certificate Number (if applicable):

Principal amount to be purchased

(if less than all, must be $1,000 or integral multiples thereof):

Social Security or Other Taxpayer Identification Number:

[9]	If the Successor Company has changed its registered name, insert the changed name in accordance with Section 2.03 of the Second Supplemental Indenture.